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                                                                 EXHIBIT 99.17D2

                    CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                              LIMITED PARTNERSHIP,
                              SERIES I & SERIES II
                  CAPITAL REALTY INVESTORS TAX EXEMPT FUND III
                               LIMITED PARTNERSHIP
                                c/o C.R.I., Inc.
                              11200 Rockville Pike
                           Rockville, Maryland  20852

                                 October 3, 1996

Dear BAC Holder:

     Dominium Tax Exempt Fund's recent letter to you omits or distorts the facts concerning the proposed mergers between the CRITEF Funds and affiliates of CAPREIT.

     Dominium's interests are not the same as yours. Dominium holds only 100 BACs in each CRITEF Fund, purchased recently to give them standing to raise objections to the mergers. The General Partners believe that Dominium wants to gain control of the CRITEF Funds, not to get you more money for your shares.

     Dominium tried for seven months to finance a bid that might pay more to BAC Holders, but it failed to raise the money. The CRITEF Funds cooperated fully with Dominium. Counsel in the class action postponed the settlement hearing three times to give Dominium an opportunity to finalize an offer. Dominium was never able to make a firm bid higher than CAPREIT's. Consistent with its past failure, Dominium makes no monetary offer now.

     Consider the following points Dominium neglects to tell you:

     - The Delaware Chancery Court approved the settlement of the class action suit concerning the mergers, finding it to be fair, reasonable and in the best interests of BAC Holders.

     - For eight months, class action counsel acting on behalf of investors sought to obtain higher bids, including from Dominium, but failed to produce any offers.

     - Independent fairness opinions from a nationally recognized investment banking firm support the fairness of the merger redemption prices offered by CAPREIT to BAC Holders from a financial point of view.

     - The merger prices represent substantial premiums of 26% to 33% over the AMEX trading prices as of the date CAPREIT made its initial bid.

     - All pertinent information concerning the relationships among the Funds, their affiliates and CAPREIT is fully disclosed in proxy materials filed with the Securities and Exchange Commission and mailed to BAC Holders.

     - CAPREIT has increased its aggregate offer to BAC Holders by $13 million since its initial bid.

     Dominium offers you no alternative proposal. It simply seeks to block the mergers. Perhaps Dominium hopes to benefit by driving down the current market price of the BACs after frustrating the mergers. Perhaps Dominium's goal is to extract some other financial benefit for itself.

     Dominium failed to furnish a firm higher bid for the BACs after months of trying. It still offers nothing. Its disgruntled efforts to thwart the mergers for its own benefit should not be rewarded. You will be the one who is financially hurt.

     The General Partners urge you to sign and return the enclosed white proxy card.

     If you have questions, please contact MacKenzie Partners, our information and proxy agent, at 1-800-322-2885.

     The vote of every BAC Holder is important.

                         Very truly yours,

                         CRITEF III ASSOCIATES LIMITED PARTNERSHIP,
                          General Partner
                         By:  C.R.I., Inc., its general partner

                         William B. Dockser
                         Chairman of the Board of C.R.I., Inc.

                         and

                         H. William Willoughby
                         President of C.R.I., Inc.